# Brewing for a change

Tea is not just a beverage for us, its the catalyst for social change

INVEST IN **NEPAL TEA COLLECTIVE**

# Teas from Nepal that transform the 150-year-old tea industry.

## LEAD INVESTOR



**Sudeep Acharya**  Passionate cyclist, tea enthusiast and serial entrepreneur

Love the history, passion and vision of the team. What Nishchal has built is truly inspirational. The story of the farm to cup can truly be innovative way of not only providing good cup of tea but also be a good storytelling approach of the growers and Nepal. Can't wait to see how this business continues to create impact for growers in Nepal. The team Nishchal has assembled is also good. I have followed them and seen them in action. I firmly believe this is truly one of a kind impact enterprise from Nepal.

**Invested $100,000 this round**

nepalteacollective.com   New York NY

PBC & B Corp | Food & Beverage | Ecommerce | Consumer Goods | Retail

# Highlights

(1) 🌱 A public benefit corporation investing 1% of top-line revenue directly to empower farmers

(2) 📈 Featured in New York Times, Forbes | 4.8 average rating | 8M+ cups sold | 78% average growth rate

(3) 🏆 Voted top 10 among 100+ global brands | won multiple national and international tea awards

(4) 🍵 Led by 2nd generation tea producer with a legacy of producing teas for over 40 years

(5) 🤓 Sets a new standard for transparency and traceability via QR codes/blockchain ledger tech

(6) ♻️ Potential to offset carbon from the environment while generating additional income for 70K farmers

(7) 💰 The global Tea Market is expected to be worth US$ 104.2 Billion by 2029 with a CAGR of 6.6%

(8) 🤑 Conducted the most successful crowdfunding campaign through Kickstarter in the organic tea industry

---

# Our Team



### Nishchal Banskota Founder/CEO

Nish is a 2nd generation tea producer with a family lineage of 40 years in the tea industry. His entrepreneurial journey began when he was 17 and his aim is to get one million farmers out of poverty within their generation and within his lifetime.

I am a second-generation tea producer myself and have firsthand witnessed the catalytic role tea has played in transforming an impoverished village into a thriving community in rural Nepal. Furthermore, the idea that in today's progressive world, tea farmers live under $2 a day is not fair and we want to change that by empowering farmers.



### Pratik Rijal COO

Pratik is a 3rd generation tea producer who joined the tea industry after leaving a corporate job. These days, he is busy cooking up different ways to share our delicious brew with as many people worldwide as possible.



### Amigo Khadka Head of Growth/Strategy

Amigo currently leads the growth and strategy initiatives at Nepal Tea Collective. He has worked in the wall street before and also co-founded/scaled a logistics tech startup in Nepal (including raising Series A).



### Ritu Rajbanshi Content Curator

Ritu has a Master's degree in Development Studies. She has a passion for writing and storytelling. She joined Nepal Tea Collective to bring forth the stories within the tea industry.

# Why Nepal Tea Collective?

We're not just bringing you the freshest and the most delicious teas but positively transforming communities while doing so.




The New York Times
Forbes
worldteaNEWS

## The Tea Industry is outdated!

For over 2 centuries there has been very little innovation in the tea industry, especially in the supply chain. The supply chain is broken and really needs fixing.


NEPAL TEA COLLECTIVE
PROBLEM
Local Collector
Auction Houses / Exporters
Overseas importer
Distributor
Wholesales
Retailers
PRODUCER
Access to market
Bargaining power / Earnings
Identity / Story
Market data / Insights
CUSTOMER
Freshness / Quality
Transparancy / Tracebility
Connection to producers
Sustainable sourcing

This depresses the income of the farmers and degrades the quality, especially the freshness of the teas for the customers. Furthermore, there is a complete lack of transparency in the tea industry that the customers rarely know where their teas

are coming from, when was it made or who made it.

## *A severe example of this problem exists in Nepal*

Nepal produces some of the finest teas in the world but more than 80% of its teas are sold unbranded by numerous foreign middlemen all over the world. This not only hinders Nepal to ever make its own geographical identity but also severely depresses the income for the agricultural farmers as they see no way out of this. While traders make millions, these farmers are left with pennies.

## This is where we come in!



NEPAL TEA COLLECTIVE
SOLUTION
NEPAL TEA COLLECTIVE
PRODUCER
Fair income
Access to international market
Identity / Story
Data deiven farming / Tea making
CUSTOMER
High Quality organic tea
Complete transparency (testing blockchain ledger)
Direct connection to producers
Sustainable packaging/ Supply chain)


We're a **Public Benefit Corporation** and pay fair prices to our farmers and make them partners in our overall business. In order to do so, 1% of our revenue goes back to the farming communities to be used in helping them make better products and increasing their earning capacity in the longer run.

What's more, we're in the business of connecting the primary producers to the consumers in every way possible that fosters complete transparency. Here's how that works.



With every packet of our teas, you'll get a QR code that shows you not just the journey of your tea as in when, how, and who made your teas but also the faces of the farmers that were actually directly involved in making your cup of tea possible. Now imagine how fulfilling a cup that would be.

## What makes us unique



**Freshest Tea**



**Organic & Artisanal**



**Tea that tell stories**



**Transparent & traceable**



**Sustainable packaging & ethically grown**



**Packed at origin directly from the farm**

**Ritualist experience from the himalayas**

## We've come a long way

Our founder, Nish, started Nepal Tea right after college in 2016 with $200 in his bank account after experiencing these problems when he visited Nepal after graduation (read full story here). Today, we do a quarter-million dollars in sales and have targets of achieving at least half a million dollars by the end of this year. He has focused mostly on perfecting the supply operations and has bootstrapped the company so far with help from family members in the US.



## We have accomplished quite a lot in these few years

We've been voted #7 among big tea brands by tea lovers around the US. One of our teas has won the Bronze medal in the Global Tea Championships making it the third-best white tea in the world among more than 200 tea producers.







Toronto Tea Festival
Tea Tasters Box
2019 Winner
Toronto Tea Festival
Tea Tasters Box
2020 Winner
Toronto Tea Festival
Tea Tasters Box
2019 Winner









AVPA
PARIS GOURMET

PARIS GOURMET
AVPA
www.avpa.fr

PARIS GOURMET
AVPA
www.avpa.fr

globaltea championship 2019
BRONZE MEDAL
(Spring Hot) White Tea
Nepal Tea
White Prakash
USDA ORGANIC
Vanilla • Guiding light • Blossoms
White Prakash
Organic White Tea from Kanchanjangha Tea Estate

## What a journey it has been so far !

**10K** Customers

**80+** Wholesale Clients

**4.8★** Average reviews

**78%**

**3**




Average growth rate

New partner farms

We have been intentional about our growth journey so far balancing the B2B and B2C segments. We have created a strong foundation with our wholesale customers through which we have streamlined our supply chain. This serves as the backbone of the company and allows us to focus on serving direct customers via our B2C online channels.

We have been <u>featured in various leading publications</u> organically. We have never used a PR agency or paid placements.

The New York Times      Forbes      worldtea      TEA 茶之旅 JOURNEY



Tapping into a huge market !

American tea market
**$13.4 B**

American specialty tea market
*Our target market*
**$3.3 B**
6.6% CAGR

Global tea market
**$58.5 B**

# And...we're just getting started.

We have a small but mighty team of four people currently and are looking forward to growing throughout the coming years.

## Meet the Team


**Nishchal Banskota**
Founder/CEO


**Pratik Rijal**
Chief Operating Officer


**Amigo Khadka**
Head of Strategy and Growth


**Ritu Rajbanshi**
Content Curator

### Advisors


**Will Sacks**
Founder I Kindara
(VC backed tech company)


**Rob Kellogg**
Seasoned
Entrepreneur/ Executive


**Jeremy Wickenheiser**
Co-Owner/ Farmer,
Bella Vista Tea Company

# We have exponential growth plans for the upcoming years:

## THE GRAND PLAN


**YEAR 1**

- Add team members
- Product development for botanicals
- Enhance supply chain capabilities
- Build infrastructure for tea tourism


**YEAR 3**

- Build state-of-the-art centralized packaging and fulfillment center in Nepal
- Geographic expansion into other North American regions
- Decentralize fulfillment services in North America to 3rd parties
- Acquire 50K new DTC customers


**YEAR 5+**

- Expand DTC market in EU
- 100K+ DTC customers
- Open wellness outlets
- Directly work with 15,000 tea farmers



Forward-looking projections are not guaranteed.

The supply chain problem exists in every single agricultural product that is exported out of countries like Nepal. As a result, our goal is to challenge the status quo and disrupt the supply chains. With our proven model in the tea industry, we aim to expand to other botanicals. Similarly, we want to offer people a unique way to experience products as a consumer.

As such, our plan is to diversify our revenue model into two categories with a focus on products and experiences –

**Products:** Currently, our revenue comes from tea sales and we are expanding into other herbs, botanicals, and other auxiliary products. We are in the process of screening producers and are securing partnerships for the logistics and our goal is to offer additional botanical products to consumers in 2023.



चिया
चिया

**Experiences:** Currently, our services include virtual and in-person tea tasting

**Experiences:** Currently, our services include virtual and in-person tea tasting experiences. We have offered 10+ such experiences to more than 200 people in just one year. We have had success with our immersive tea tourism packages. We piloted tea tourism in 2017 with a cap of 8 people per year and have had growing interest from many. These experiences have been limited largely due to the capacity constraints we face as a company. We do not have enough hours in our hands and the capital investment required to scale.



Similarly, we also want to pilot a tea tasting room in the next warehouse we move to which has franchising potential in the longer run.

We've built our business organically through **Kickstarter and the support of the crowd** and we're here again after 4 years giving you an opportunity to become a part of it and share our future together!

As we move along this journey, we invite you to share our story with your friends and family, introduce us to influences in the industry, help us partner with your local coffee and tea shops, wellness stores and you know anything that will help us in creating a better future together!

*Tea has never just been a beverage for us;*

## *It has always been a catalyst for social change!*



Nish's parents started the first organic certified tea garden in Nepal in 1984 and he's seen how a single leaf was able to transform the community in eastern Nepal where it all began. The movement has been fueling up since then and it is up to the second the third generations to really bring the same ethos to the world and carry on the legacy of this impactful brew.

The impact of our company is far-reaching and as our Public Benefit Statement reads, we are here to *"End the vicious cycle of poverty by empowering next-generation farmers in the developing and underdeveloped parts of the world through partnerships that ultimately allow consumers to enjoy the freshest, organic and ethical products".*

As a PBC –

1. We actively reinvest 1% of the revenue to go back to the farming communities to be used in helping them make better products and increasing their earning capacity in the longer run.

2. We plant 1 tea sapling with each order which has the long-term capacity to offset carbon emissions and add a significant source of additional income to the farmers. Our broad calculations show that each additional plant adds $2 per year to each year! While that number seems trivial, imagine with 10 million orders, we will generate at least 20 million additional revenue for the farmers, truly breaking the cycle of poverty.

3. We have pledged to plant at least 10,000 new saplings this year (during the right season) to all the orders we have had so far!


A tea purchased = A tea planted!
We pledge to plant 1 tea sapling with every single order! So, the more tea you buy from us, the more tea will exist in the world!

As you know when you invest in Nepal Tea Collective, you're not just investing in a company but a movement towards a sustainable food system that creates a positive impact for the people and the planet!

Hope you'll join us!

Cheers!
Nepal Tea Collective Team



# Downloads



[Nepal Tea Pitchdeck 09 2022.pdf](#)